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+--------+                                    UNITED STATES
| FORM 5 |                         SECURITIES AND EXCHANGE COMMISSION
+--------+                                Washington, D.C. 20549

[_] Check box if
    no longer subject     ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

[_] Form 3 Holdings Reported

[_] Form 4 Transactions Reported
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

    Evslin                            Tom                              I.
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

    c/o ITXC Corp.
    750 College Road East
    ----------------------------------------------------------------------------
                                   (Street)

    Princeton                      New Jersey                         08540
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol ITXC Corp.-ITXC
                                             -----------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)
               --------------

4.  Statement for Month/Year year ended 12/31/2001
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                                --------------------------------

6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    [X] Director    [X] Officer             [X] 10% Owner    [ ] Other
                        (give title below)                       (specify below)

    Mr. Evslin is Chairman and Chief Executive Officer; Ms. Evslin is Vice President of Marketing and Customer Success (and not a director)
    ---------------------------------------------------------------------------

7.  Individual or Joint/Group Reporting  (check applicable line)

    ___ Form Filed by One Reporting Person

     X
    ___ Form Filed by More than One Reporting Person

-------------------------------------------------------------------------------
Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title of Security         2. Trans-    3. Trans-     4. Securities Acquired (A)   5. Amount of        6. Owner-    7. Nature
   (Instr. 3)                   action       action        or Disposed of (D)           Securities          ship         of In-
                                Date         Code          (Instr. 3, 4 and 5)          Beneficially        Form:        direct
                                (Month/      (Instr. 8)                                 Owned at the        Direct       Bene-
                                Day/                                                    end of              (D) or       ficial
                                Year)                                                   Issuer's            Indirect     Owner-
                                                                 (A) or                 Fiscal Year         (I)          ship
                                                        Amount   (D)        Price       (Instr. 3 and 4)    (Instr. 4)   (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                   12/10/2001       G      90,000      D          --        4,101,662              D       Jointly owned
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                   9/25/2001        G         100      D          --          823,005(1)           D       by Mr. Evslin
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Common Stock                                                                              992,500(2)           D       by Ms. Evslin
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

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                                                   ---------------------------
                                                                                                         (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------
Option (right to purchase)           $7.18              7/20/2001            A                    500,000
-----------------------------------------------------------------------------------------------------------------------------
Option (right to purchase)           $18.125            6/1/2001             D                                    40,000
-----------------------------------------------------------------------------------------------------------------------------
Option (right to purchase)           $7.00              12/7/2001            A                      40,000
-----------------------------------------------------------------------------------------------------------------------------
Option (right to purchase)           $7.00              12/7/2001            A                      50,000
-----------------------------------------------------------------------------------------------------------------------------

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


------------------------------------------------------------------------------------------------------------------------------------
6. Date Exer-          7. Title and Amount of            8. Price         9. Number            10. Owner-         11. Na-
   cisable and            Underlying Securities             of               of Deriv-             ship               ture
   Expiration             (Instr. 3 and 4)                  Deriv-           ative                 of De-             of In-
   Date                                                     ative            Secur-                rivative           direct
   (Month/Day/                                              Secur-           ities                 Secu-              Bene-
   Year)                                                    ity              Bene-                 rity:              ficial
                                                            (Instr. 5)       ficially              Direct             Owner-
 -------------------------------------------------                           Owned                 (D) or             ship
 Date          Expira-                   Amount or                           at End                Indi-              (Instr. 4)
 Exer-         tion         Title        Number of                           of Year               rect (1)
 cisable       Date                      Shares                              (Instr. 4)            (Instr. 4)

------------------------------------------------------------------------------------------------------------------------------------
(3)           7/20/2011     Common Stock   500,000                           500,000                 D                 by Mr. Evslin
------------------------------------------------------------------------------------------------------------------------------------
(4)           7/31/2010     Common Stock    40,000           (5)                 -0-                 D                 by Ms. Evslin
------------------------------------------------------------------------------------------------------------------------------------
(6)           12/7/2011     Common Stock    40,000           (5)              40,000                 D                 by Ms. Evslin
------------------------------------------------------------------------------------------------------------------------------------
(7)           12/7/2011     Common Stock    50,000                            50,000                 D                 by Ms. Evslin
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

Explanation of Responses:
(1) Ms. Evslin disclaims the beneficial ownership of the shares owned by Mr. Evslin.
(2) The 992,500 shares held by Ms. Evslin includes a distribution of 143,893 shares from a grantor retained annuity trust which had already been reflected on Mr. and Ms. Evslins' Form 4 filed on 9/7/2001. Mr. Evslin disclaims the beneficial ownership of the shares owned by Ms. Evslin.
(3)  Options vest annually in four equal installments beginning on 4/1/2002.
(4) Options provided for annual vesting in four equal installments beginning on 7/31/2001.
(5) On June 1, 2001, Ms. Evslin tendered to the Company, for cancellation, options granted to her on 7/31/2000. In exchange, Ms. Evslin received replacement options on 12/7/2001.
(6) Options vest as follows: 6,666 shares each on 6/7/2002 and 12/7/2003 and 6,667 shares each on 12/7/2002, 6/7/2003, 6/7/2004 and 12/7/2004.
(7)  Options vest annually in four equal installments beginning on 12/7/2002.


            Tom I. Evslin


       /s/ Peter H. Ehrenberg            February 8, 2002
       --------------------------------  -----------------
       **Signature of Reporting Person        Date
         Peter H. Ehrenberg
         Attorney-in-Fact

   ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                                                         Page 2
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